Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

January 4, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on January 4, 2011.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, January 4, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP® cardiac products in Italy

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, January 4, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP® cardiac products in Italy.

Italy is the second largest market in Europe after Germany for cardiac Point of Care Testing (POCT).  The Italian market for POCT cardiac products is expected to exceed U.S. $50 million in 2011, and projected to grow at 5% per year through 2015. There are approximately 750 public hospitals and 400 private clinics throughout Italy.

“We are very pleased to be representing the RAMP® cardiac products in Italy,” said Andrea Cremascoli, Product Manager, POCT.  “Due to the excellent product performance of the RAMP® products, we believe the Italian market offers significant opportunity for product placement and market growth in the coming years.”

“We are aggressively working to expand our market presence throughout Europe, the Middle East and Asia, and are delighted that Cremascoli will represent our RAMP® products in Italy,” said       S. Wayne Kay, CEO, Response Biomedical.  “Cremascoli’s experience in POCT and their strong infrastructure are an excellent complement to our Company, and we look forward to a successful partnership with them.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT
Dated at Vancouver, B.C., this 4th day of January 2011.